Issuer Free Writing Prospectus dated March 18, 2022

Filed Pursuant To Rule 433

Registration No. 333-255424

[Transcript of Opportunity Zone Investing: A Tax, Growth and Income Strategy in the Face of Widespread Uncertainty from March 15, 2022]

Cody Laidlaw: Perfect, so it looks like we live, so everybody that can hear me now, good afternoon and thanks for attending. We’re going to give it about another two to three minutes just to allow other people to join, so just bear with us.

Brandon Lacoff: Alright, let’s get started. What do you think?

Cody Laidlaw: Alright. Yeah, now is a good time. So in order to make this as efficient as possible, I’m just going to read a quick disclaimer before I pass it over to our presenter, Brandon, who you can see there on the screen. So today’s presentation may include statements that are forward-looking statements within the meaning of the federal securities laws. Any forward-looking statements expressed in this webinar are made in good faith, and we believe there is a reasonable basis for them. However, there are a number of risks, uncertainties, and other important factors, many of which are difficult or impossible to predict, that could cause actual results to vary materially from the forward-looking statements expressed in this webinar. Except as otherwise required by law, we will not update or revise any forward-looking statements to reflect subsequent events.

Belpointe PREP has filed a registration statement with the SEC for the offer and sale of up to $750 million worth of its Class A units. Investing in Belpointe PREP’s Class A units involves a high degree of risk, including a complete loss of your investment. You should read Belpointe PREP’s most recent prospectus and the other documents that it has filed with the SEC for more complete information about Belpointe PREP and it’s offering. Prior to making an investment decision, you should carefully consider Belpointe PREP’s investment objectives and strategy, risk factors, fees and expenses, and any tax consequences that may result from an investment in Belpointe PREP’s Class A units. You can obtain a copy of Belpointe PREP’s prospectus and other filings on the SEC’s website, on our website at BelpointeOz.com, or by contacting me at the phone number or email address included in today’s presentation materials. So with that, I will hand it over to our CEO, Brandon Lacoff.

Brandon Lacoff: Thank you, Cody. Welcome everybody. Our program today, what we want to spend time is give a little bit of the basics about what an opportunity zone is, give a little information about ourselves as well, and then go into the details of what makes Belpointe OZ different and what kind of projects we’re working on today.

So a little background on Belpointe. We’re a fully integrated real estate company out of a Greenwich, Connecticut, with offices around the country. We have both development and construction expertise, and we’re going to talk about how that’s important in opportunity zone investing, because most opportunity zone investing is ground-up or substantial improvement of real estate, which means a lot of heavy construction. So having that in-house expertise, and that expertise comes from the AvalonBay professionals that we have in-house, they’ve been with us since 2010, and we’ve mostly invested in the northeast, with our history, but over the last couple of years we’ve been investing around the country, areas like Florida and Nashville, Tennessee, are areas that we’re investing in now and we’re going to talk about those projects later in the presentation.

A little background on us as well. Our last funds, we put out over $160 million of equity into 11 projects, 10 of those 11 projects, or 91% of those projects, were actually in opportunity zones. We did not get the tax benefits because we invested and continued those projects before 2018. So that just gives you a little bit of flavor of our history, and investing in these zones is something that’s not new for us.

So background on the opportunity zone. The regulation, came out in 2017, actually December of 2017, in the Tax Cuts and Jobs Act, and in that, there was a bunch of things in that statute but opportunity zones was one of the big tax benefits that came out of that regulation, which allowed. In June of 2018, there was over 8,700 census tracts that were designated as opportunity zone census tracts, and those, let me give you a little map, that’s a map of, if you can see your screen, that is the map of all 8,700, actually 8,761 census tracts around the country that are designated opportunity zones. Every city, every major city, and every city has multiple opportunity zones, so it’s approximately about 10.5% of all census tracts are opportunity zone-designated.

So to qualify for a, as an investor, to qualify for a valid opportunity zone investment you have to invest within 180 days of receiving a capital gain and investing into an opportunity zone fund. Once the opportunity zone fund has that capital, the opportunity zone fund has to distribute, or invest, I should say, has to invest into these census tracts, into these over 8,700 census tracts, at least 90% of their capital into these zones. So that’s an important factor for the fund itself. For the investor, they simply have to invest within 180 days of receiving their capital gain. So if an investor receives their capital gain, they have 180 days to reinvest that capital gain into an opportunity zone fund like ourselves, and we’re going to talk about how our structure is different than the other structures, but the basic rules of opportunity zones, you have 180 days to reinvest that capital. However, there are extensions for the 180 days and we’ll go into that in a little bit more detail, but the basic extension is if you receive that capital gain through an entity, through a partnership or an LLC entity, you can get on it, you can get two choices on your extension, you can get, you have the original 180 days, or the two extensions that you can get is 180 days from the last day of the year that you received that capital gain through that entity, or 180 days from when the tax return is due. So for example, today, just happened to be today, today is the last day, assuming that you don’t have an extension, which obviously you can file an extension, but for opportunity zones, you have 180 days from March 15th, because the LLC or partnership entity, tax return without extensions are due today, and you would have 180 days from today. The reason why I bring that up as an important factor, because if a client had a capital gain sometime last year, and it’s through a partnership or some kind of pass through entity, they would actually have 180 days from today to re-invest that capital gain. So that’s an important factor. Obviously, today being March 15th, it was a prudent day to mention that.

So capital gains, people ask all the time, “what kind of capital gains can I invest; is it just real estate, like a 1031?” And the answer is no, it’s any type of capital gain. It could be from stocks, bonds, commodities, cryptocurrencies, artwork, classic cars, jewelry, and obviously real estate as well, any type of capital gain, you can reinvest that capital gain within that 180 day window, there are extensions if you received that capital gain through an entity, but you have 180 days to re-invest that capital gain and receive the tax benefits of opportunity zones. And just to be detailed, it’s both short-term capital gains and long-term capital gains. We get that question all the time, “what happens if it’s a short term capital gain that gets taxed at ordinary income rates?” It’s still a capital gain, even though it’s a short-term capital gain and the rate is different, you still get the same benefits for opportunity zone by investing within 180 days and getting the benefits as long as you re-invest within that qualified period of time.

Again, it’s only the capital gain portion, so different than a 1031 where you’re investing both basis and the gain here, or I should say the principle and the gain, you’re investing just the gain portion to get the tax benefits opportunity zone. You do not receive the tax benefits, if it’s not a capital gain, you can make the investment, but you will not get the tax benefits of opportunity zone if you re-invest the principle that you’re re-investing.

So what are the tax benefits of opportunity zone? And I’m not going to spend too much time, because I think most people at this point know what they are, but I just want to remind everybody. So you get the benefit of deferring your capital gain, so again, you’re re-investing your capital gain within 180 days and then you get to defer that capital gain until the end of 2026. So a little less than five years from today, you would have a deferral. Now, again, if you had a capital gain last year, you potentially depending how you received that capital gain, you potentially can re-invest that capital gain now or later this year, and receive that deferral that you would have to pay tax on maybe this April 15th, you get to defer that last year capital gain going forward until the end of 2026. So that is the first benefit, and that’s obviously a big benefit, not having to pay your capital gains now or in the near future.

The second benefit, which is obviously one of the biggest benefits, is elimination of capital gains. The elimination of capital gains derived from the appreciation of their investment in our stock.

So if they buy or if they invest in our company today, and let’s say they buy it for $100 a share and the stock goes up to $300 a share, that $200 a share, as long as they hold the stock for at least 10 years or greater, that of $200 appreciation that they received and that they are going to realize on the sale, as long as they hold it for at least 10 years, would be tax-free. There’d be no tax on the appreciation of our units, as long as they hold our stock for at least 10 years or greater, so that is the second benefit of opportunity zone.

The third benefit is very similar to the first and second benefit, but it’s also at the state income level. So, if you’re, I’m going to go to the map real quick here on the next slide, so if you reside in, there’s 45 states, taking out the five states that are red, which do not conform with opportunity zone regulations, if you reside or your client resides in any of those states that are the dark blue or the light gray, the tax benefit would apply to, the opportunity zone tax benefit, would apply to those investors that reside in those states, except for obviously California, Mississippi, North Carolina, New York and Massachusetts. So you would receive the same tax benefits of both deferral and the elimination of capital gains if you reside in one of those 45 states.

The fourth benefit, which really is an important benefit, almost equally or maybe more important than the second benefit, which is the elimination of capital gains, is no depreciation recapture of tax. If our shareholders hold their stock for 10 years or greater, they would get the benefit of the appreciation and have no depreciation recaptured, as long as they hold that stock for 10 years or greater. So that is a huge benefit that investors don’t always think about or don’t even know about, and it’s important. And the reason why they receive that tax benefit, because they’re receiving a K-1, they’re getting depreciation to offset income that they’re receiving, and there’s no recapture as long as they hold that stock for 10 years or greater.

So let’s talk about our structural advantages, and this is by far the most important slide. Really, this slide, this slide really encompasses the whole benefit of OZ and what our stock is doing and what our company is doing.

From the left column here, which is talking about the advantages of our structure, our PREP structure, which is obviously actively managed by professional real estate professionals, and, again, it’s the expertise on the fully integrated both on the developments, property management, construction, having that ability in-house really separates us from everybody else.

Obviously, having greater diversification, and diversifying not just in one region or in one state, having that diversification throughout the country, that’s something that we’ve done already and we’re going to continue to do across the country in markets that we believe are high growth, high growth markets.

Again, we talked about this, pass-through depreciation. Most structures out there do not have pass-through depreciation, there are structures like REIT structures that, at one time we were REIT structure that did not have pass-through depreciation, again, it’s important because when we’re making distributions to our shareholders, those shareholders are able to receive the depreciation of the offset some or all of that income, even though they’re receiving the cash, they will not have or have very little tax exposure because of the depreciation offset, so that is a huge advantage of our structure.

The ability to make quarterly distributions. Again, that’s something that we’re going to be doing because we’re a publicly traded partnership, we’re actually required to distribute at least 90% or greater of our operating income that we earn, so the income that we receive from the real estate we’ll be distributing to our shareholders, and we’re required by law to keep our publicly traded partnership status, at least 90% of that income will be distributed to our shareholders on a quarterly basis once we start making distributions.

So low investment minimum, right now our stock is in the mid-90s, and so the minimum is very simple, you just have to buy one share, which is approximately $94 a share right now. And so, that is the minimum. It’s almost, I would say it’s almost no restrictions, no minimum, but you do have to buy one share, which like I said, is $94 a share right now.

The next column is kind of what we talked about before, just to go real quick under this one slide that has everything. Obviously, you get the benefit, you reinvest your capital gain within 180 days, you get to defer your capital gain until the end of 2026 which means you don’t, you and your client would not pay taxes on that deferred capital gain until April of 2027. The second benefit, which we talked about is elimination of capital gains on the appreciation of our stock, again, that’s only if you hold for at least 10 years, or 10 years or greater, you have no tax on the appreciation of our stock.

Again, the tax benefit also applies for state income tax level, and that is for the 45 states that conform with the federal opportunity zone regulations, and again, that’s if you reside in those states, except for California, Mississippi, New York, Massachusetts and North Carolina, all the other states conform, so you get the benefit of opportunity zone both the deferral and the exclusions.

There’s also an additional tax benefit under 199A where you can receive up to 20% tax deduction on any income that is not covered by depreciation, so if depreciation doesn’t cover 100% of the income that we’re distributing, then you would receive another 20% tax benefit on that portion that is exposed for tax, for income tax purposes. So again, you’d only pay 80% of whatever wasn’t covered by depreciation, so that’s another big tax benefit of our structure, which is pretty unique for our structure, and again, really important factor is no depreciation recapture tax if you hold our stock for at least 10 years or greater. So again, you’re getting the benefit of depreciation and it’s offsetting income, and you do not have to recapture that tax as long as you hold the stock for at least 10 years or greater, so that’s a big, big benefit that no one, like I said before, no one talks about.

So let’s get to the advantages of being listed on the NYSE, so probably one of our biggest advantages of our structure is being publicly traded. We are the first and only publicly traded opportunity zone structure. And what does that do for our shareholders? Well, number one, it gives our shareholders better reporting and transparency to our unit holders. A big benefit because people want to know what’s going on, they want to have transparency, and the best transparency that our, an investor’s going to have is having an SEC reporting company. We just filed on Friday after the market closed, our 10-K, and again, that’s a pretty detailed document that goes into the different things that we’re doing, obviously, it gives you the final numbers for 2021, it also gives you the projects that we own and the status update on that, it also gives you just overall disclosure on what the company is doing to date. So that’s an important factor of being publicly traded and obviously, SEC regulated.

Other important factors obviously are liquidity on the entering the stock and also exiting. So let’s talk about entering the stock. Obviously being a publicly traded company, you’re able to buy the stock on the stock exchange. Our symbol is “OZ,” so you simply have to log in to your brokerage account, or call your broker or your advisor, and to be able to buy the stock. There’s no subscription agreements or with that paperwork, which is typically 5 to 10 pages, there’s no authorizations, there’s no wiring a check or mailing a check in, you simply just have to log on to your brokerage account and one click and buy the security. So that’s the easy side of easy access to be able to just buy the stock to be able to make a qualified opportunity zone investment. On the other side, on the exit, being a listed NYSE company allows for liquidity, and that liquidity can be as quickly as the investor wants or as long as the investor level wants. So one of the benefits is, because we’re a publicly traded company, there is no limitation on the exit. So what I mean by that is a typical private equity fund structure would have a 10 to 12 year exit or end life, I should call it, the fund has to close by a certain time period. Our structure doesn’t have that because our shareholders have control of their exit, they’re able to exit whenever they choose to exit. If they want to exit before 10 years and forgo some of the opportunity zone on tax benefits. They can do that. If they want to hold for more than 10 years and want to hold it for 15-20 years, because they like the benefits they’re getting on the distributions, and they like the appreciation of the stock that’s going to be tax free, they like those benefits, they can hold the stock for as long as they choose to. So giving the control, the exit control into our investors’ hands, they can choose when they want to exit, if it’s less than 10 years, or longer than 10 years, they have that ability, just logging on to the brokerage account or calling their advisor and exiting when they choose to exit.

Because we’re a publicly traded company, it also allows for non-accredited investors in addition to accredited investors to have access to these tax benefits where typically would only be accessed to accredited investors. This is the one structure that allows both accredited and non- accredited investors to have access to these tax benefits.

So the Belpointe OZ advantages. Things that we’re doing, in addition to our overall structure, we are also, we’ve reduced, from day one, we’ve reduced our management fee to 75 basis points, so three quarters of 1%, where our competitors are charging anywhere from 1.5 to a 2.5, call it 2%, maybe a little, I’ve seen a couple that are over 2%, but I guess on the average it’s around 1.5 to 2%, so we’re less than half than our competitors. Carried interest, we are charging, which is really a performance fee, which is a share in the profits, we’re charging only, our carrier interest is only 5% when our competitors are anywhere from 15 to 25%, so again, we’re about a quarter of what our competitors are charging. We charge no investor servicing fee, which is a, which is typical on the brokerage side, which is charging an additional management fee to the brokers for, almost like an oversight fee, as investor servicing fee. We have no capital calls, where you see most structures that charge, they can have the ability to call capital. We saw a little bit of this in the beginning of the pandemic, but a lot of funds will have some kind of mechanism, which is typical for private equity funds to call for additional capital when needed, and our structure does not call capital no matter what. If, once the investor invests, there’s no risk of having additional capital called by our funds.

The next category, which was something that really separates us from everybody else, which is unique, is our ability to acquire other opportunity zone funds. By doing an acquisition or that merger, it allows us to acquire their stabilized assets, so assets that are already built as qualified opportunity zone investments, if we acquire their parent company, it allows us to acquire their assets and reduce or eliminate our construction risk and lease-up risk. So obviously that’s a big factor for our structure, and that’s something that we’re going to be focusing on this year, next year, and actually probably for the next five years. So acquiring stabilized opportunity zone deals through mergers.

Cody Laidlaw: Hey, Brandon, before you get to this slide.

Brandon Lacoff: Yeah.

Cody Laidlaw: There’s a lot of questions about having somebody from Belpointe reach out to people after the conclusion of this webinar. You guys will notice on the right side of your screen, it says “offers,” and there’s a red dot, if you click that, and click “schedule now,” it’ll take you to our website where you can fill out a registration form that goes to all of our representatives and they’ll reach out to you at the conclusion of this webinar. And then one other question I want to address real quick. People keep asking about this presentation that Brandon is presenting, this is going to go to everybody at the conclusion of the webinar. I’m going to send it out personally, so as soon as this is over, you will all have a copy of this investment deck.

Brandon Lacoff: Okay, and Cody, are people emailing you questions as well, or it’s just both email and in the chat?

Cody Laidlaw: It’s a combination. It’s email, and just to be clear, guys, the chat box is on private, but there is a lot of people asking questions. So if you do have a question, it’s probably easier to do the chat box, but feel free to do email or the chat box.

Brandon Lacoff: Great. So we’re going to make sure we have enough time at the end to answer some questions, so I know this is probably a bunch. So I just want to go into a little bit more detail and we’ll talk about our deals and we’ll get to questions, so.

So, this is an important factor and part of our business plan, and again, it really separates us from everybody else, the ability to acquire, stabilized opportunity zone assets and people say, “why is that a big deal?” So in the regulation, typically, or not typically, what the regulations call for a typical structure, I should say, would either acquire a piece of property and either build on that property as a ground-up construction, which qualifies. Obviously, you’d have to be in the zone, so you got to be first in the zone, then you buy the, a piece of, you acquire a piece of property and then you build something from ground up, so from scratch, or you can meet the substantial improvement test. The substantial improvement test is when you buy an existing building, and let’s say the building is worth $30 million, the building itself, you can renovate that building and put in at least, you have to put in at least another $30 million or greater, so you have to equal the value of their acquisition of that building or greater to qualify for an opportunity zone, to be a valid qualified opportunity zone investment.

Well, there’s a third category which is what I just talked about, which is our ability to acquire stabilized opportunity zone deals. So most other funds or all the other funds can either only acquire or make a valid opportunity zone investment if it’s ground-up or meet the substantial improvement test. Well, there’s a third category which is in the regulations which allows us because of our structure, because we are a publicly traded partnership structure, we are a publicly traded REIT which we were, before October of last year, we were able to make this structure happen, and this is one of the main reasons why we converted from a publicly traded REIT into a publicly-traded partnership structure, which we call a PREP, it’s for this very reason and which allows us to acquire the QOF, which is the parent company and receive the assets below, which are generating positive cash flow and reduce the construction and lease up risk, which you normally see in a normal qualified opportunity zone investment.

So people ask well, how is this even possible? How does it benefit everybody? Real quick, the win number one is the sponsor, so these other funds out there have developers, have sponsors who are the developers, and they typically take about two years to build their projects, and then they’re forced, under the regulation, if they want to get the full tax benefit to hold that asset for eight additional more years. So it’s a total of 10 years, the two plus the eight gives you the 10 minimum in order to get the full tax benefit. In our structure, because we’re making this merger and we’re acquiring the parent company and getting all their assets, we’re able to allow their investors to get the tax benefits and not lose their qualified opportunity zone election. So the sponsors themselves, they’re getting just cash, they’re happy because they’re getting their money eight years faster than they had expected, so they’re thrilled because if they’re going to get $10 million of profit in their investment that they put together, their program, they’re happy because they’re getting their profit, their portion of the profit eight years faster and they’re getting cash and they’re thrilled, so that’s easy.

Their investors, like I said, are happy because they’re getting the continuation of their tax benefits, so they don’t lose a day in their investment, they get to recognize their gain from the appreciation of whatever they built, so they’re happy, but in the same time, they’ll get the diversification, liquidity, the lower fees, all the other benefits that the Belpointe OZ provides to its shareholders, all those shareholders will also receive the tax benefits, so they’re happy, so their sponsor is happy because they’re getting their money faster, their investors are happy because they get to recognize their appreciation in their property plus keep the tax benefits of opportunity zone, so they’re thrilled. And our investors, which is the third win, it allows our shareholders to get the cash flow of these assets that we’re acquiring at the same time eliminating construction, development and lease up risk, so it greatly reduces our risk, but also allows us to increase our cash flow and make distributions to our shareholders immediately. So that is an important factor in why we converted from the Belpointe REIT to Belpointe PREP, which is now on the NYSE under stock symbol “OZ.”

So real quick on the investment strategy, I think we’ve talk about it before, but for anybody new, we’re really focused on metropolitan areas within 75 miles and metropolitan areas that are seeing a significant employment and population growth, and that’s growth from 2010, 2011 census tracts, so we’re able to look at data that’s over 10 years in time. So that’s something that is important for us when we’re looking at new markets, obviously, stabilizes asset acquisitions, which we just talked about, our ability to acquire stabilized cash flowing assets, really separates us from everybody else. Asset classes, we’re really focused on multi-family, we think it has the best return for its risk, and again, low risk because when there is times that are not great and people can’t get mortgage or can’t buy a home, obviously people need to rent, but people nowadays are choosing to even though the real estate market is hot and people are buying homes, people are also choosing to live in buildings like our buildings which is a lifestyle choice.

Investment platforms, we have a franchise and programmatic platform which really allows us to buy off-market opportunities throughout the country. Franchise is bringing in a developer and opening up an office around that developer, where the programmatics we’re partnering up with an established company that’s a development company in a certain market like we have in, for example, Nashville, Tennessee, and we do a programmatic platform relationship where we co-invest with them on multiple deals, and we’ll talk about some of the deals we’re working on in Nashville with that partner, but the programmatic platform is something that’s very successful for us for a while, because it allows us to find deals that we normally wouldn’t be able to find without that local partner in that region that has closer ties into that market.

Strategic locations, obviously, we’re looking to build infill developments in urban areas close to employment and transportation, obviously, is a big driver for us. And obviously, an investment strategy, having the proper underwriting is obviously an important factor and those are the list of location and demographics and employment. And some of the analytics that we look at in our underwriting.

Risk mitigation. People ask me how do you mitigate risk? And again, real quick, I won’t spend too much time in this. We want to leave some question, time for question and answers, but we have in house, like I said before, the AvalonBay developers and construction professionals, again, really separates ourselves, having that expertise and Avalon being one of the largest multifamily development company on the New York Stock Exchange. So a lot of pedigree there. Avalon has been around for almost 30 years.

The diversification, obviously geographic diversification, having that diversification is obviously important. You don’t want to just invest in one asset. We want to invest over multiple assets. And currently, we have, I believe 10 assets, we have now, and we’re continuing to grow the portfolio over the next five plus years, maybe obviously longer, but also, we’re focused on the next five years and in the next five years is the time period that we can continue to take opportunity zone investment. Approximately 85% of our investments will be in multifamily. That’s a target that we have. To reduce risk, we also make sure we have a proper amount of leverage. We typically talk about somewhere between 50 and 70%, which here, we’re talking 60% loan-to-value for our stabilized portfolio. Obviously reducing risk, having lower fees obviously is a big factor, especially when investors are going to be investing for at least 10 years, a longer time period with less fees obviously is good for our investors.

Again, reducing risk, being able to acquire stabilized opportunity zone deals, obviously eliminates development and construction risk and also lease up risk. So that’s another huge factor in our structure compared to our competitors, is being able to acquire stabilize cash flowing assets is a big benefit for us because we’re eliminating that construction risk, which is probably the biggest risk in opportunity zone investing. Obviously, asset diversification, not just based on geographic, but making sure we have a diversification of portfolio, if it’s maybe student housing or senior housing or class A multifamily or even workforce housing.

Here’s an example, real quick, of a project that we built in our old funds. This is a private equity fund that we completed the project before 2018. We built it for approximately $39 million and we sold it for $50 million June of 2019. But this is an example of an opportunity zone deal. Again, we did not get the tax benefit because we built it before 2018, but it’s an example that is an opportunity zone on the waterfront in Stanford, Connecticut, and something that we’ve built A-to-Z ourselves in house, both the construction and then development, and just wanted to highlight this investment that, that is something that we did.

We’re going to get the questions answered real quick, but real quick in the next 10 minutes, just wanted to talk what we were invested in. And obviously, having our unique structure be able to acquire stabilized opportunity zone deals is great. Also being able to have it being publicly traded has a lot of benefits like we talked about, but it still comes down to what are we investing in? We still have to make quality investments, and in the past, our old structure, we made some investments, and obviously, that’s all in new structure now, and we’re going to go through some of those investments and these investments are mostly new ground up development. There are some deals that are renovation. And then obviously going forward, we look forward to acquiring stabilized opportunity zone deals that once we have a definitive agreement on one of those deals, we’ll obviously announce it and make that public to the world.

So this is a project was our first project, this was originally in our REIT structure, now, obviously, is in our PREP structure, it’s 418 units in downtown, right on Main Street, 1991 Main Street, it used to be a mall, right on the Main Street, it’s about six or seven blocks away from the waterfront, which is directly west of us, which is where the Ritz Carlton is, if anybody knows Sarasota, so phenomenal street. Main Street is where all their entertainment is, it’s kind of like their mini Rodeo Drive with all the restaurants, entertainment life, shops, phenomenal location, and this will be a class A multifamily building with 55,000 square foot of retail on the ground floor. This came with a parking structure next door, which I believe had, I think had 500 or 600 parking spaces, I think 600 parking spaces, and then we’ll have additional parking underneath our building. So phenomenal location. We’re excited about this project and this is a class A location, class A building, class A amenities. It’s going to do really, really well.

Our next project is actually a block and half away across the street, 1700 Main Street. Again, obviously, we’re excited about Sarasota. This is going to be project of 160 units. This project, again, similar to 1991 Main, class A, ground floor retail facing Main Street, plenty of parking and obviously, class A amenities for the residents.

Right behind that building is a building that we bought about the same time we bought 1700 Main Street. This is 1701 Ringling. This building we bought partly because we needed the development rights for the last building, which is 1700. So we were able to take the residential development rights off the office building at 1701 Ringling and move it over to 1700 Main. That really also helped us reduce the basis in this asset. We paid about $6.8 million, about two and a half million, maybe a little bit more value moved over to the other building, which left us with $4 million and change on the value here, which the land alone is probably worth around that value. So the way we looked at it is we were able to get this office building, which was an 80,000 square foot office building, 40,000 square feet, approximately half of this space is leased to Frontier, which is a sale lease back, and, or maybe it’s a less than half, but about a third to half is a sale lease back to Frontier, which came out of bankruptcy, and that’s why we’re able to buy the building for the great price, and we’ll renovate this building. This will be a qualified opportunity zone deal, because we’ll meet the substantial improvement test on this property and we’ll be able to renovate this building, get it cash flow positive, and then be able to meet the substantial improvement test and then obviously, have a stabilized asset with cash flow on it.

Our next project is a 260 plus unit. I forget the exact number. It’s still in progress, but it’s a little over 260 units. It’s right in downtown St. Pete at the Edge district. Related just built a project right next door and sold that project. And again, class A, over 260 units, ground floor retail, about 17,000 square for the retail on the ground floor, phenomenal location, and we’re excited about this project as well, because of its location and because of its finishes and really phenomenal location. Both the Sarasota market and the St Pete market, the last 12 months, rents increase, has increased over 20%. I think it’s around over 23% in each of these markets. So just to show you how much demand and how much growth is in these markets. It’s been a busy increase in rent increases the last 12 months, and we’re excited about what’s going on in these two markets.

Next market is Nashville, Tennessee. We’re going to be building 265 units right on the edge of the Gulch, which if anybody knows Nashville, Tennessee, the Gulch is one of the hottest areas of Nashville. This is something that’s, we’re still in pre-development. We hope to be breaking ground soon on this project. And again, this is 265 units with a little over 10,000 square foot of retail in a phenomenal location in Nashville, Tennessee, just outside of the Gulch. And this is with our local partner that we have down there, and we also have additional properties in the Gulch, sorry, in Nashville, Tennessee. This is on the east side, that is a waterfront property on the east side of Nashville, if you’re familiar with Nashville between the downtown and the stadium, you have that river, this is on the river fronts overlooking Nashville, downtown Nashville, and we’re excited about this development as well. This will be more of a master plan development with over 400 units, and so we’re excited about this acquisition of quality real estate, and obviously, being able to develop with this side of Nashville and having the views of Nashville. And, we’re also excited about, one of the thing I want to add about Nashville, you have new employers, like Oracle, who are building huge campuses that will house thousands of new employees, that’s only three miles from our site, and again, this is going to, Nashville is a growing city, and we’re excited about what’s happening there.

Here’s a site that we acquired at Mansfield, Connecticut, which is right near university of Connecticut Storrs, which is their main campus. We’re excited about obviously this location. University of Connecticut having one of the lowest off campus to student ratio of any university, any public university out there. I think they’re second lowest, which means there’s a lot of demand, there’s just not a lot of supply. So we’re excited about this market solely because of there’s so much demand in this market and there’s not enough supply. Haven Communities is one other competitor that is going through approval process right now and there’s one other property that’s been built in the last 10 years, but besides that, there hasn’t been anything built in the last 45 to 50 plus years. So the product is very old in that market and really needs some new product, and we’re excited to be one of the two new projects that are being built right now.

So, Cody, we have another 10 minutes left for questions. I hope that’s highlighted some of the projects we’re working on, highlighted what makes our structure different and how we’re going to be focusing on stabilized acquisitions, and then I know there’s probably hundreds if not more questions about what I just went over. So Cody you want to hit some of the questions that you’ve been bombarded with?

Cody Laidlaw: Yeah. Perfect. So just to let everybody know, there’s a ton of questions here, so we’re definitely not going to get to them all, and there’s a lot of individual situation questions as well. So I’d remind you there’s the offer tab on your right side, click that, click “schedule now” and fill out the form so somebody can reach out to you. Just because there’s a lot of individual questions. If you do have questions, you could do that, or you can email me or call me, both the email and the number is up on the screen right now.

So first question, let’s see. So this is a recap, you answered this but can you explain how you can still defer capital gains that were recognized in 2021 by purchasing your OZ stock in 2022? Second part to that question, and can you talk about the caveat available for pass-through entities?

Brandon Lacoff: Yeah. So if, they’re kind of, great question, but they’re kind of very short that’s why you asked it together. So if you have a capital gain last year and you’re an individual, you have 180 days from that capital gain, so potentially, if you had a gain in November or December, you still have time now, not a lot of time, but you still have time now to invest, reinvest that capital gain into our OZ structure, and still defer that gain from last year. So if you already paid that capital gain, you would get a refund, or if you didn’t pay it, you can invest it, make the election and not have to pay that capital gain for 2021. The second part of the question is, you can also, if you had a capital gain that was more than 180 days ago, but you received it through a pass-through entity, you get two, you have two choices for extensions. You have 180 days from December of, December 31st of last year, you have 180 days. Or you get another 180 days from when the tax return will be due. So a pass-through entity tax return without extension would be due today. So you would have 180 days from today to reinvest that capital gain. Even though the capital gain was derived in 2021, you still have time to defer that capital gain from last year, as long as you make that investment within one of the 180 days. Depending if you received it through an entity or you received it personally. So you just you have to look at the situation. And again if you have questions, you can reach out to Cody or myself, and we have in-house tax experts that will help you decipher if you qualify or don’t qualify for the extensions or not. So you can always reach out to us.

Cody Laidlaw: Perfect. Next question is besides just purchasing publicly traded OZ stock with capital gains, is there anything else we need to do? Also, do we have to form our own qualified opportunity fund to invest?

Brandon Lacoff: Yeah, so you simply have to just buy the stock, and by buying the stock within that 180 day window that we talked about, and obviously you have the extensions, amount extensions depending on how you received your capital gain, but if you invested in one of those windows, you made a valid opportunity zone investment, simple as that, you made that investment. However, the second step that you’re going to have to do, is you’re going to have to at the end of that year, you’re going to have to fill out an 8949, which is what you’d have to do anyway on your tax return. Which is recognizing that capital gain, but on that tax return you would make the election you made it in opportunities zone investment to offset that gain, and you have to fill out an 8997, that goes into the detail of what you invested in. Obviously you invested in OZ, Belpointe OZ, you would put our tax ID number in, and say when you made that investment and those are the additional forms that you would have to fill out later which is part of your tax return. So you simply have to just make the investment, and then when you fill out your tax returns you fill out the 8949 and the 8997, which you can do yourself or your tax preparer would do for you.

Cody Laidlaw: Perfect. Here’s a good one. So it’s common knowledge to not let the tax tail wag the dog. So of course the underlying investments performance is of utmost importance. Can you talk, and I don’t know how much we can get into, but can you talk about any recent sales or the overall outlook in the markets that you’re currently invest into?

Brandon Lacoff: Yeah, I can’t obviously get into stuff that’s nonpublic, but overall the market has done very, very well, both on the land and developments themselves. So especially in the multifamily space, industrial space has done very well. So in the last even 12 to 24 months real estate has been, has done very, very well, and we’ve seen a lot of appreciation in value of real estate. And obviously, investing in good locations and in good assets are key to what we’re doing, and we’re excited and we think our locations are A+, especially in the opportunity zone realm, we think our locations are phenomenal, both in Nashville, in Florida and UConn and other areas that we’re looking around the country. So we’re excited about the locations that we picked.

Cody Laidlaw: Perfect. If a unit holder sells a portion of their OZ stock, does that trigger an inclusion event for the whole investment?

Brandon Lacoff: It does not. Only, for the only the portion that you sell would be an inclusion event, if you obviously sold, in a period less than 10 years, you would still get the partial benefit of deferral for whatever period that you held it for, but yes, you would not lose the tax, the whole tax benefits of all the investments. If you invested a million dollars and you sold $200,000, you would have a partial inclusion of that on the portion that you sold it, that was probably before, prior to 10 year holding period.

Cody Laidlaw: Okay. Next question. Is there a lock, I guess this is coming from people that are used to private investments. Is there a lock-up period or a penalty for selling early out of your structure?

Brandon Lacoff: There is no lock up period, investors can buy and sell as they please. The only negative is if you made a qualified opportunity zone investment and you sold before the 10-year benefit, the 10-year time period, you would lose part of your opportunities zone tax benefit because you didn’t hold it for the full 10 years. So, but there is no penalty when it comes to the stock itself. You may lose some of the tax benefits of the opportunity zone.

Cody Laidlaw: Perfect. How is your investment strategy and different than that of private structures?

Brandon Lacoff: Sure, our strategy is probably similar to a lot of our competitors when it comes to ground-up development or renovation of existing buildings. I think our projects are better locations because I’m excited about what we’re building in the cities we’re building. So from ground up, it’s a similar strategy. I think the thing that really separates us is our ability to acquire stabilized opportunity zone deals and get that cash flow much quicker than having to build it and obviously reducing that construction risk and the lease-up risk and development risk. So being able to buy something that’s going to be cash flowing and still keep the tax benefits for the target company that we’re acquiring, I think it’s a huge benefit, it really separates us from everybody else. So I would say, to answer that question, I would say the ability to acquire stabilized opportunity zones deals, really separates us from everybody else.

Cody Laidlaw: Got it. Along the same lines, so the ultimate liquidity for LPs in a private structure is for the sponsor of that entity to dispose of all the assets, return capital plus profit. What’s the ultimate exit liquidity in publicly traded structures like ours?

Brandon Lacoff: Everybody has their own individual clock. So we’re looking to continue to build and acquire quality opportunities zone deals. So when someone wants the exit, they’re going to exit. So with a closed end fund, everybody is relying on the manager to decide when they’re going to exit. Our structure allows each individual shareholder to make the decision when they want to exit. So our strategy is a long-term hold strategy and our profit doesn’t, it’s not tied to any time period like a private structure would be. So we’re really aligned with our shareholders, I should say, our unit holders, and when a shareholder decides to exit, they can just simply log on through their brokerage account and sell the security and be able to exit their investment on the exchange. So it’s really up to each individual shareholder to hold the investment as long as they want to hold it for. If it’s less than 10 years or greater than 20 years whatever they, or something in between, it’s totally up to them.

Cody Laidlaw: Okay, I think we have time for one more question. Commonly asked question. Do you need to use a qualified intermediary to invest into an opportunity zone?

Brandon Lacoff: You don’t, you don’t. That’s one of the benefits of opportunity zone. You don’t need a qualified intermediary. You actually get more time to invest. Where in a 1031, you have to use a third-party intermediary, like you said, but in addition to that, you have to invest both your basis and your gain into the new real estate structure, and so only real estate to real estate. This is any capital gain, and it could be cars, it can be jewelry, it could be art work, cryptocurrency, bonds, stocks, whatever, and you only want to reinvest your capital gain portion because only the capital gain portion gets the opportunity zone tax benefit. So you’re only rolling over that, the gain portion. The basis that you have on your sale, the basis that you have, that’s your original investment. You’re going to take that out, tax free, put that in your pocket and invest it somewhere else. You’re only rolling your portion, that is the capital gain portion, and you get a full 180 days, where in a 1031, you have 45 days to identify what you’re reinvesting in, and, again, if you have to put all the money in, the whole A-to-Z in that you took out, so that is, yeah, that is a big difference between our structure and opportunity zones and 1031s.

Cody Laidlaw: Perfect. So before we sign off, I probably missed 50 plus questions. So just know I see those, I’m going to download them, and at the end of this webinar, I mean, they’re going to follow up with each one of you individually, either by email or phone. But just know you’re going to get a response to your question. So thank you, Brandon, and thank you everybody else for attending.

Brandon Lacoff: Appreciate it. Thanks everybody.

NYSE American: OZ

PUBLICLY TRADED OPPORTUNITY ZONE FUND

March 2022

OZ Overview

Belpointe PREP, LLC **("OZ")** is the first and only publicly traded Qualified Opportunity Zone Fund to be listed on a National Securities Exchange.

OZ offers:

High quality and actively managed real estate investment assets in the United States, through the expertise of the **Belpointe** organization.

Tax incentives through investments in ***Opportunity Zones***, as legislated by the ***Tax Cuts and Jobs Act of 2017 ("TCJA").***

A superior investment vehicle in the form of a ***SEC registered and NYSE American ("NYSE") publicly traded partnership***, which provides greater transparency, liquidity and additional tax advantages versus traditional real estate funds.

… And ultimately the potential for superior after-tax financial returns for investors.

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Executive Summary

OZ	Belpointe PREP, LLC **(NYSE: OZ)** is the first and only publicly traded "Opportunity Zone" fund, which is now disrupting the real estate investment industry with its unique combination of development expertise and its unparalleled investment platform. OZ is conducting an ongoing initial public offering of $750,000,000 in Class A units and is currently listed on the NYSE.
Who is OZ?	OZ is backed by Belpointe, which is a leading investment firm based in Greenwich, Connecticut that has a unique combination of resources, including real estate development and construction expertise. Belpointe's real estate success is due to its team of former AvalonBay® development and construction experts, which have successfully built over $1 billion in multifamily and mixed-use developments. Belpointe's financial management division currently manages over $3 billion in public securities. We believe fully integrated real estate investment, development, construction and management divisions separate Belpointe from its competition.
Tax Advantaged Investing	OZ offers all the traditional tax advantages of a real estate partnership but with substantial new tax benefits legislated in the TCJA. The TCJA allows for the deferral of taxes on previous capital gains that are reinvested into OZ, and for the potential elimination of capital gains and depreciation recapture taxes on the growth and depreciation benefits from holding OZ units, if unitholders hold their OZ units for 10 years or more. In addition, OZ unitholders can receive up to a 20% tax deduction benefit on any taxable income under Section 199A of the TCJA.
Why OZ?	We believe OZ's unique platform, combined with its enhanced structure, tax advantages and highly experienced real estate team, make OZ a one-of-a-kind real estate investment platform that is unrivalled in the industry. Specifically, OZ offers best-in-class: management fees, carried interest, tax advantages, liquidity, transparency, diversification, real estate development and construction capabilities, and real estate investment management … all of which may ultimately lead to ***superior after-tax returns for its unitholders.***

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Structural Advantages

PREP
Advantages

Tax Advantages

NYSE Listed
Advantages

NYSE Listed
Advantages
PREP
Advantages
Tax Advantages

- Actively managed real estate by experienced real estate professionals.
- Greater diversification by geographic locations and asset types.
- Pass-through depreciation to investors.
- Ability to make quarterly distributions.*
- Annual distributions of at least 90% of operational income earned. *
- Low investment minimum for investors.

- Deferral of previous capital gains that are reinvested into OZ until December 31, 2026.
- Elimination of all capital gains taxes on the appreciation of OZ units, if OZ units held for at least 10 years.
- State income tax benefits for unitholders who domicile in states that conforms with the Federal Opportunity Zone regulations, may be entitled to receive the same tax benefits on their State income taxes.
- Up to 20% tax deduction on dividend income if income exceeds depreciation amount.
- No depreciation recapture tax, if OZ units held for at least 10 years.

- Provides unitholders with better transparency and SEC reporting.
- Publicly traded on the NYSE provides easy access investing through any brokerage account without any subscription paperwork.
- Publicly traded on the NYSE provides liquidity for its unitholders, so they can control their investment exit amounts and timing (providing opportunity tax benefits for 20+ years).
- Both non-accredited and accredited investor access.

+ Belpointe OZ Advantages

- Reduced annual Management Fee, only 0.75% (vs 2% traditionally).
- Minimal Carried Interest, only 5% (vs 20% traditionally).
- No Investor Servicing Fees.
- No Capital Calls.
- Acquisition of other Qualified Opportunity Funds and their stabilized assets reducing the construction risks and increasing operating cash flows.

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*. We do not expect to pay any distributions until the proceeds of our initial public offering are invested and generating positive cash flow.

OZ Real Estate Group — *Overview*

OZ is managed by *Belpointe's Real Estate Team,* which is headquartered in Greenwich, Connecticut. **Belpointe is a fully integrated real estate development, construction and management firm specializing in multifamily investment strategies, specifically in ground-up construction.**

Belpointe's real estate team consists of former AvalonBay® professionals who have extensive expertise as developers and construction managers, with over $1 billion dollars in real estate developments.

Having access to Belpointe's development and construction capabilities gives OZ an immense advantage over competitors, since Belpointe can actively manage the risks associated with new developments.

Since 2012, Belpointe's development team has sponsored three real estate investment vehicles that have raised an aggregate of approximately $236 million of equity capital and have made 13 investments consisting of 12 individual properties, with an aggregate development cost of approximately $400 million.

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OZ Real Estate Group — *Track Record Investment*

Belpointe's historical track record includes the development of "Baypointe", which is a Class A direct waterfront apartment community in downtown Stamford, Connecticut, which is located in an Opportunity Zone.

Description of the Baypointe Development:

Baypointe is a Stamford boutique luxury waterfront apartment community, which was built in 2017 by Belpointe's development and construction teams. The apartments at Baypointe offer its residents Long Island Sound water views, stainless steel appliances, quartz countertops, covered parking, floor-to-ceiling windows, and large loft-style floor plans. The resort-style amenities at Baypointe provides its residents with an expansive community lounge with a luxury demonstration kitchen, billiards room, fitness center and a waterfront swimming pool. Though located in an Opportunity Zone, Baypointe is still perfectly situated on the harbor with it a boardwalk that connects it to several great restaurants, marinas, a pier and a large public park with boating and tennis. Baypointe is also conveniently located to I-95 and the Stamford train station, which allows commuters access to NYC within 45 minutes.

Baypointe was built for an approximate total cost of $39.1M and sold in June 2019 for $50M.

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OZ Real Estate Group — *Investment Strategy*

OZ's investment strategy is centered on ground-up multifamily developments and the acquisition of other Qualified Opportunity Funds with stabilized multifamily assets throughout the United States, using the following fundamental investment considerations.

Geographic Locations: Metropolitan markets and sub-markets within 75 miles of metropolitan areas that have shown significate employment and population growth. Specifically, OZ has studied the 2011 to 2015 census data on which Opportunity Zone tracts are designated and has updated this census data to reflect current economic conditions, trends and opportunities.

Stabilized Asset Acquisitions: Being the only publicly traded Opportunity Zone structure provides OZ the unique ability to acquire other Qualified Opportunity Funds and their stabilized assets, without causing their investors to lose any Opportunity Zone tax benefits.

Asset Classes: Multifamily is the beneficiary of the shift in attitude by society toward renting versus home ownership, which will be a major allocation of OZ's investment strategy.

Investment Platforms: OZ's innovative investment platforms provides OZ with better access to off-market opportunities and enhanced development oversight:

I. Franchise Platform: Developers that are OZ affiliated development companies in specific regions throughout the Unites States that bring local expertise and knowledge.

II. Programmatic Platform: Exclusive joint ventures with highly established and experienced regional development partners.

Strategic Locations: Infill developments typically have more barriers to entry for new supply and are close to employment and transportation, which leads to top-line growth.

Stringent Underwriting: Belpointe's tightly managed and controlled process to examine all elements of investments with respect to investing real estate assets, such as: asset location, asset classifications, demographics, employment data, risk factors, income producing capabilities, potential asset appreciation, tax considerations, liquidity and overall market fundamentals.

Only those assets that meet OZ's stringent investment criteria will be accepted into the OZ.

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OZ Real Estate Group — *Risk Mitigation*

OZ's unique combination of risk mitigating strategies will provide its unitholders with the opportunity for long-term distributions and capital appreciation while lowering risk.

Development & Construction Oversight: We believe Belpointe's unique real estate team of former AvalonBay® developers and construction professionals brings unmatched real estate development experience that other real estate funds do not have internally, which is crucial when managing risk in construction and significant renovation projects.

Geographic Diversification: Investments will be diversified throughout the United States, which reduces risk of specific regional or metropolitan market volatility.

Asset Class (Multifamily): OZ will allocate approximately 85% of its capital to developing multi-family or mixed-use developments because they are less sensitive to economic fluctuations than other real estate categories.

Reduced Leverage: OZ's targeted asset portfolio leverage upon stabilization is below 60% loan-to-value, which greatly reduces the risk during economic downturns.

Lower Fees: Low annual Management Fees of only 0.75%, and no investor servicing fees, which greatly decreases risk for OZ's unitholders due to the decreased costs associated with their investment.

Stabilized Asset Acquisitions (Eliminating Construction Risk): Being the only publicly traded Opportunity Zone structure allows OZ to acquire other Qualified Opportunity Funds and their newly built cash flowing assets, without causing their investors to lose any of their Opportunity Zone tax benefits. OZ's unitholders will also receive the Opportunity Zone tax benefits but without the risks associated with construction.

Asset Diversification: OZ will provide greater risk mitigation for its unitholders by accumulating a larger and more diverse real estate portfolio than most of its competitor Opportunity Zone fund vehicles, which are typically structured as private partnerships or limited liability companies. Such competitors due to their vehicle structures are limited in the quantity of investments they can make under the Opportunity Zone regulations, thus resulting in a lack of diversification which increases risk for its investors. Additionally, acquiring stabilized assets eliminates what we believe is one of the biggest risks in Opportunity Zone investing, the construction risk.

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OZ Real Estate Group — *Investing without Construction Risk*

OZ being uniquely structured as a publicly traded partnership Qualified Opportunity Fund allows OZ to acquire other Qualified Opportunity Funds after their investments have been completed and stabilized.

Stabilized Asset Acquisitions: Being the only Opportunity Zone structure to be publicly traded provides OZ the unique ability to acquire other Qualified Opportunity Funds and their opportunity zone assets without causing an inclusion event, thus preserving the Opportunity Zone tax benefits for its investors and ultimately providing OZ's unitholders with newly built qualified opportunity zone assets that are stabilized and generating positive cash flow without any construction risk.

How is this even possible? Because Everyone WINS!!!

Win #1: Sponsors of the acquired Opportunity Zone Funds.

Typically a development project takes approximately 2 years to complete, thus requiring Qualified Opportunity Funds and their sponsors to hold their assets for an additional 8 years, to meet the minimum 10 year holding period required to receive the full Opportunity Zone tax benefits. OZ's unique ability to acquire other Qualified Opportunity Funds without an inclusion event for the acquired Qualified Opportunity Funds' investors, provides sponsors with the ability to exit their investment vehicles up to 8+ years earlier than previously planned, thus providing sponsors surety that they will receive their carried interest profits and that they will receive them up to 8+ years faster than expected.

Win #2: Investors of the acquired Opportunity Zone Funds.

Investors benefit from OZ acquiring their Qualified Opportunity Funds because they will be able to recognize gains from their investments without losing any of their Opportunity Zone tax benefits plus simultaneously taking advantage of the additional benefits that OZ provides for its unitholders, such as: greater diversification, liquidity, lower fees, unitholders' investment exit control, and up to 20% tax deduction benefit on income that exceeds depreciation (IRC 199A).

Win #3: OZ Unitholders.

The OZ unitholders shall benefit from acquiring other Qualified Opportunity Funds as it will increase OZ's cash flow from operations, while decreasing risk by improving investment diversification and eliminating construction/development risks.

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Opportunity Zone Investing — *Overview*

What are Opportunity Zones?

Opportunity Zones were created through the ***Tax Cuts and Jobs Act of 2017***. Opportunity Zones are **low-income census tracts** nominated by U.S. State Governors and certified by the U.S. Department of the Treasury, to encourage investors to reinvest their capital gains into these areas, in exchange for certain Federal (and possibly State) capital gains tax advantages. The **United States has over 8,700 designated Opportunity Zone census tracts** throughout the country, in every state and every U.S. territory.

Specially designated investment vehicles, known as ***Qualified Opportunity Funds***, must hold at least 90 percent of their assets in Opportunity Zone census tracts to realize the stipulated capital gains tax benefits.

U.S. taxpayers hold trillions of dollars in unrealized capital gains, which can serve as an untapped resource for economic development in Opportunity Zones. Qualified Opportunity Funds provide investors the chance to put that money to work in rebuilding the nation's left-behind communities. The OZ structure enables a broad array of investors to pool their resources into Opportunity Zones, increasing the scale of investments going to underserved communities.

How to take advantage of Opportunity Zones?

To take advantage of the tax benefits of investing in Opportunity Zones, investors must reinvest their capital gains from a prior investment into a ***Qualified Opportunity Fund***, within 180 days of the recognized sale of that prior investment.

Capital gains in a wide array of asset classes, including but not limited to: stocks, bonds, commodities, cryptocurrencies, artwork, automobiles, jewelry and real estate, are all eligible to received tax benefits through reinvestment of capital gains into Opportunity Zones.

Only capital gains are eligible to receive the Opportunity Zone benefits, but the eligible capital gains can be either short-term or long-term gains.

The principal/basis from a prior investment itself can also be invested into the OZ, but the non-capital gains investment would not receive the tax benefits associated with Opportunity Zones.

OZ

13

Opportunity Zone Investing — *Opportunity Zone Map*

Vancouver
North Dakota
Montana
Minnesota
Minneapolis
South Dakota
Wyoming
Nebraska
Salt Lake City
UNITED STATES
Nevada
Kansas
Kansas City
Sacramento
San Francisco
Fresno
Las Vegas
Los Angeles
San Diego
Tijuana
Tucson
El Paso
Oklahoma City
Memphis
Atlanta
San Antonio
Hermosillo
Chihuahua
Monterrey
Torreón
Toronto
Ottawa
Montreal
Quebec
Halifax
Milwaukee
Chicago
Detroit
Cleveland
Pittsburgh
Columbus
Indianapolis
Boston
Providence
New York
Philadelphia
Washington
Richmond
Norfolk
Jacksonville
Orlando
Miami

OZ 14

OZ Opportunity Zone Investing — *Tax Advantages*

Under *Section 1400Z* of the *Tax Cuts and Jobs Act of 2017,* investors who elect to reinvest their capital gains into Opportunity Zones will receive multiple capital gains tax benefits.

Tax Benefits:

1 **Deferral of Capital Gains Taxes:** Capital gains (short-term or long-term) from the sale of any asset that are reinvested into units of OZ within 180 days following the disposition of that asset, shall be excluded from the unitholder's gross income until the earlier of: December 31, 2026, or the date the unitholder sells his/her OZ units.

2 **Elimination of Capital Gains:** OZ unitholders are exempt from federal taxation on capital gains derived from the appreciation of their investment in OZ units, if those units are held for at least 10 years.

3 **Possible State Income Tax Benefits under Opportunity Zone Program:** Depending on which State the unitholder is domiciled and if that State conforms with Federal Opportunity Zone regulations, that investor may be entitled to receive the same Federal Opportunity Zone capital gains tax benefits (deferral and elimination of capital gains taxes) on a State income tax level. [See map on the next page: *State Income Tax Advantages*]

4 **No Depreciation Recapture Tax Liability:** OZ unitholders who make a valid Opportunity Zone investment into OZ and hold their OZ units for at least 10 years will receive a stepped-up tax basis that will eliminate their depreciation recapture tax liabilities.

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OZ Opportunity Zone Investing - *State Income Tax Advantages*

State conformity with Federal guidelines on Opportunity Zones at the Individual level:

The following States, shown in blue, have chosen to follow Federal guidelines on deferral of tax through investments in Opportunity Zones.

A State's conformity with the Federal Opportunity Zone provisions is an important factor for unitholders to consider. Unitholders in States that coupled with the Federal Opportunity Zone provisions may receive State tax incentives similar to those available at the Federal level.

Conversely, investors residing in not coupled States, shown in red, may not be able to defer State taxation on the initial gains invested in Opportunity Zones. However, unitholders in these not coupled States may also be required to recognize gain for State tax purposes on their eventual sale of their OZ investment.

Coupled
Not Coupled
States without broad-based personal income tax

Source: Institute on Taxation and Economic Policy.

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Public Company Registration Advantages

OZ was formed as a public real estate partnership ("PREP"), which is registered with the United States Securities and Exchange Commission ("SEC").

Public Company Registration Advantages:

- Registering as a public company provides unitholders with SEC reporting requirements and transparency.
  - By comparison, most private real estate investment vehicles (*i.e.*, private REITs, LLCs and partnerships) provide only limited reporting and transparency for their investors.

- Public company registration allows for non-accredited investors to become unitholders of OZ by simply purchasing units directly from OZ or through a brokerage account.
  - By comparison, private real estate investment vehicles are limited in the number of non-accredited investors that can participate, if they are allowed to participate at all.

- Public registration allows OZ to be listed on a national securities exchange. OZ is currently listed on the NYSE under the symbol "**OZ**".
  - By comparison, private real estate investment vehicles do not have the ability to have their units traded unless they become a publicly registered entity, thus limiting the exit liquidity for their investors.

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Drastically Reduced Fee Structures

In order to disrupt the real estate industry, OZ is offering a drastically reduced management and incentive fee structure, as compared to traditional real estate funds.

Further, OZ does not charge many of the other ad-hoc fees that are prevalent in the industry.

- **Reduced Management Fee:** OZ is charging just an annual 0.75% annual management fee, versus its competitors who are charging between 1.5% and 2%+.
- **Minimal Carried Interest:** OZ is only charging a 5% carried interest, versus its competitors who are charging anywhere between 15% and 25%.
- **No Investor Servicing or Disposition Fees:** Many other Opportunity Zone structures charge their investors Investor Servicing fees, but OZ does not.

OZ's Management and Carried Interest fees are substantially under-market, which is extremely advantageous to all type of investors, from non-accredited to institutional investors.

OZ's lower fees provide unitholders with the opportunity to obtain superior economics that are more inline with what a direct real estate investor would receive.

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Ultimate Liquidity & Control

OZ's units were designed to provide its unitholders with the ultimate control and liquidity.

NYSE Liquidity:

OZ has provided its unitholders with liquidity by being listed on the NYSE, which is not available to investors in private real estate investment vehicles.

Ultimate Control:

By being listed on the NYSE, OZ allows its unitholders to have control of their exits (both the timing and amount of exits). For instance, unitholders could choose to partially or fully exit their investments, or to hold their investments for as many years as they choose.

By comparison, since private real estate investment vehicles do not generally list their equity on a national securities exchange, the typical hold period for a multi-asset private Opportunity Zone fund can be anywhere from 12 to 13 years, and investors in those funds will have no control over whether the fund chooses to hold their investments for longer than 13 years.

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Additional Tax Advantages

The OZ structure provides for an additional tax advantage for its unitholders: 20% Tax Deduction on taxable operating income.

20% Tax Deduction on all Taxable Income:

Under Section 199A of the TCJA, pass-through investors can earn up to a 20% tax deduction on their qualified business income (subject to limitations), by holding OZ units.

By comparison, investors in private real estate investment vehicles (*i.e.,* partnerships, LLCs and DSTs) are subject to multiple limitation rules that restrict their eligibility to receive the 20% tax deduction.

Therefore, all OZ unitholders are eligible to receive up to the full 20% tax deduction benefit on all net operating income above pass through depreciation amount, no matter the unitholders' income tax bracket.

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OZ Versus a 1031 Exchange

An investment into OZ offers several advantages over a 1031 Like-Kind Exchange:

1. A 1031 Exchange only applies to capital gains taxes from the sale of real property. However, a reinvestment of capital gains into OZ can be from the sale of any asset type (not just real estate), including assets such as: stocks, bonds, commodities, cryptocurrencies, artwork, automobiles, jewelry, etc.

2. A 1031 Exchange does not eliminate capital gains taxes on the appreciation of the new real estate investment. By contrast, OZ unitholders are exempt from federal taxation on capital gains derived from the appreciation of their investment in OZ units, if their OZ units are held for at least 10 years.

3. Additionally, a 1031 Exchange requires rolling over the entire original investment (basis + gains) into one or more separate real estate transaction swaps. By contrast, OZ requires only reinvestment of the capital gains, the actual basis can be withdrawn tax free.

4. Lastly, the reinvestment of capital gains into OZ occurs through a simple single transaction and gives the investor access to a diversified actively-managed portfolio of real estate assets throughout the United States.

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OZ *versus the Competition*

Traditional Private Equity Funds

- Experienced Management Team

Opportunity Zone Private Equity Funds

- No Deprecation Recapture Tax
- Opportunity Zone Capital Gains Benefits
- Experienced Management Team

Opportunity Zone Private REITs

- No Deprecation Recapture Tax
- 20% Pass-Through Tax Deduction on Dividends
- Opportunity Zone Capital Gains Benefits
- Experienced Management Team

Belpointe OZ

- **Acquisition of stabilized OZ assets**
- **Reduced Management Fee**
- **Minimal Carried Interest**
- **Liquidity on the NYSE**
- **Public Company Transparency and Reporting**
- **Unitholder Liquidity Control**
- **No Capital Calls**
- **No Investor Servicing Fees**
- **In-House Construction Expertise**
- **In-House Development Expertise**
- **Non-accredited and accredited investor access**
- **Low investment minimum for investors.**
- **Unique Investment Platforms**
- **No Deprecation Recapture Tax**
- **20% Pass-Through Tax Deduction on Dividends**
- **Opportunity Zone Capital Gains Benefits**
- **Experienced Management Team**

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Executive Management and Board of Directors

Brandon Lacoff, Esq.

Brandon is the Founder, Chairman of the Board of Directors and Chief Executive Officer of Belpointe PREP, LLC (NYSE: OZ). Brandon was also the founder, Chairman of the Board of Directors and Chief Executive Officer of Belpointe REIT, Inc., (OTCQX: BELP) in 2018, which was a qualified opportunity zone real estate investment trust company that merged into Belpointe PREP, LLC in 2021.

Brandon is also the Chief Executive Officer of Belpointe, a private equity investment firm, which he founded in 2011. From 2004 to 2011, Brandon was a Managing Director and the co-founder of Belray Capital, a Greenwich, Connecticut based real estate and investment firm, which was acquired by Belpointe in 2011. Belpointe owns several operating businesses throughout the region, including Belpointe Asset Management LLC, a financial asset management firm that manages over $3 billion in tradable securities. Brandon and his executive team bring financial strength, operational expertise and investing discipline to its portfolio of investments. Brandon currently serves as the Chairman of the Board of Directors for Belpointe Multifamily Development Fund I, LP, a real estate private equity fund.

Prior to Belpointe, Brandon began his finance/accounting/tax career at Arthur Andersen, LLP then with Ernst & Young, LLP, in their Mergers and Acquisitions departments. In 2001, he co-founded Belray (acquired by Belpointe), where Brandon eventually left Ernst & Young in 2004 to focus full-time on Belpointe.

Brandon holds a Juris Doctor degree and a Master of Business Administration from Hofstra University and a bachelor's degree in Finance from Syracuse University. Brandon has served on the board of multiple non-profit organizations, such as: Greenwich Wiffle for the Greenwich Police Silver Shield Association, Youth Services for the Town of Greenwich (joint venture between Town of Greenwich and United Way of Greenwich), and Eagle Hill School Alumni Board. Brandon currently serves on the board of two non-profit organizations, The Belpointe Foundation and Eagle Hill School Board of Trustees.

Brandon is licensed to practice law as an attorney in both the State of Connecticut and New York State.

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Executive Management and Board of Directors

Martin Lacoff

Marty is an entrepreneur with over 45 years' experience in successfully starting, developing and operating businesses within the securities, real estate, and natural resources industries. His considerable professional experience include former Vice-Chairman and Co-Founder of Walker Energy Partners, one of first publicly traded Master Limited Partnership (MLP) that he brought public; and former Chairman, Founder and General Securities Principal of LaClare Securities, Inc., a NASD broker dealer. Marty was also formerly Vice President of institutional equities at Mitchell Hutchins and later Paine Webber. Marty previously served as a Director of Fortune Natural Resources Corporation, a public company that was listed on the American Stock Exchange and is currently on the board of directors of the Lion's Foundation of Greenwich, a charitable organization dedicated to helping the blind and visually impaired. Since 2012, Marty has served as a Board of Director for Belpointe Multifamily Development Fund I, LP, where he helps in real estate investment decisions. Marty is an engineer by training, having graduated from Rensselaer Polytechnic Institute and has a Master's of Business Administration in Finance from the Simon Business School at University of Rochester. Marty was selected to serve as a director because of his extensive investment and financial experience and detailed knowledge of our acquisition and operational opportunities and challenges.

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OZ Executive Management

Lori Wortz

Lori is the Chief Operating Officer of Belpointe's Real Estate Operations including acquisitions, development, construction, property operations and asset management. Lori brings over 25 years' experience in developing large scale, mixed use properties. Her experience, organization skills, and leadership make her a valued member of Belpointe's executive team. Prior to becoming COO of Belpointe, Lori served as Vice President of Development at Belpointe Capital LLC where she managed the development, construction, lease up and operations of Belpointe Capital's portfolio. Prior to joining Belpointe, Lori was the Senior Development Director at Stillwater Investment Management Corp., responsible for development and construction of both condominiums and mixed-use communities. Before working at Stillwater, Lori was a Development Coordinator at AvalonBay Communities working on new developments as well as developing and implementing AvalonBay Communities' Development Policies and Procedures. She was a key member at both Stillwater and AvalonBay Communities. Lori is a summa cum laude graduate of Fairfield University with a Bachelor's degree in Management.

Kristin Sabia

Kristin is the Chief Accounting Officer at Belpointe. Prior to joining Belpointe, Kristin was the Chief Accounting Officer for two of W.P. Carey's managed Real Estate Investment Trusts, where Kristin was responsible for the oversight of accounting, financial reporting and internal controls. Through Kristin's tenure at W.P. Carey, she also served in other capacities including controller and assistant controller. Kristin started her career with Ernst & Young LLP, where she held various positions in the assurance practice, specializing in real estate. Kristin is a Certified Public Accountant and holds a bachelor's degree in Accounting from the State University of New York at Albany.

Cody Laidlaw

Cody is the Chief Investor Relations Officer at Belpointe overseeing all aspects of fundraising, investor relations, product development, and assists with implementing the overall investment strategy of the firm. Cody is well versed in numerous offering types including Reg D's, Reg A's, S-11's. Prior, Cody served as Chief of Staff reporting directly to the Chief Executive Officer and was responsible for overseeing multiple private equity funds that deployed their capital with a focus on real estate, small businesses, and tax advantaged structures including Opportunity Zones and Qualified Small Business Stock. Previously, Cody was a Vice President focused on the acquisition, development, and construction of multifamily assets. Before joining Belpointe, Cody was a Vice President at a private investment firm that specialized in underwriting short-term credit facilities to real estate operators and business owners. Cody holds a Bachelor's degree in Business Administration from Thomas Edison University. Cody serves on the board of the Belpointe Foundation, which is a nonprofit organization, formed to give back to and strengthen our community.

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OZ Executive Management

Jay Daniel

Jay is Belpointe's Vice President of Development with the benefit of thirty years of experience in real estate development, business management, and construction engineering, Jay brings comprehensive experience on a diverse product mix of real estate developments. In addition to being well versed in low, mid, and high rise multifamily developments, his development /construction experience also includes mixed-use, retail, and office projects in both urban in-fill, and greenfield locations.

Over the course of his career, Jay has led the development of multifamily projects throughout the Mid-Atlantic and Southeast. From predevelopment, leading the design development, and overseeing construction, he brings knowledge and expertise that produces exceptional communities.

Prior to joining Belpointe, Jay was Vice President of Development for regional multifamily Developers based in Atlanta, where he was responsible for all aspects of the development process on multifamily and mixed-use communities. Jay holds a Bachelor of Science in Civil Engineering from Virginia Tech and a Masters in Business Administration from the University of Georgia.

Brooke May

Brooke is the Vice President of Construction at Belpointe with responsibility for preconstruction and construction activities. Prior to joining Belpointe, Brooke served as Vice President of Residential Construction at Strategic Property Partners (SPP). Brooke has over 18 years' experience in the construction industry working in multiple sectors from Subcontractor, General Contractor, Construction Manager and Developer. Prior to SPP, Brooke worked as a Sr. Project Manager with Moss and Associates overseeing multifamily and hotel projects. Her experience with Reinforced Structures, Inc., as the Area Manager for the growing Cast in Place Concrete company allowed her to work on iconic projects such as The Perez Art Museum in Miami, FL and The Salvadore Dali museum in St. Petersburg, FL.

Brooke currently serves as a Board Member for the Friends of The Riverwalk in downtown Tampa and has previously served in leadership roles with Leadership Tampa Bay, Associated Builders and Contractors, University of Tampa and Dress for Success. Brooke is a cum laude graduate of The University of Tampa with a Bachelor's degree in International Business.

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Executive Management

Ela Cole

Ela is Vice President of Property Operations for Belpointe. Ela has almost 30 years' experience in multi-family operations on mid-rise and hi-rise property operations, lease-ups, dispositions, commercial mixed-use communities, affordable compliance plans and pricing strategies. Most recently, Ela represented a private commercial operator overseeing capital projects, third-party consulting for a lease-up, and dispositions. Prior to that she was a Development Director with Belpointe Capital overseeing the development, construction and lease up of their mixed use communities. Previously, she was at Greystar where she was the Regional Manager in charge of CT/NY/NJ and prior to Greystar, spent 19 years with AvalonBay Communities and its predecessor companies. Ela is an expert in apartment management and lease up and served as President of the Connecticut Apartment Association and continues to serve on committees. Ela has a bachelor's degree in Business from Central Connecticut State University.

Adam Snitkoff, Esq.

Adam is the Director of Finance and Tax at Belpointe since 2016. Adam most recently operated his own practice where he performed accounting and tax services for family offices and Real Estate Investment Trusts. Prior to that, Adam was a consultant to Starwood Capital performing tax and accounting services, Director of Tax at Grill & Partners where he oversaw their tax and compliance department, and Manager at Burt Goldstein & Co where he managed the tax practice. Adam began his career at Coopers & Lybrand as a staff accountant. Adam holds a bachelor's degree from SUNY Binghamton with a major in Economics and earned his Juris Doctor degree from Quinnipiac University School of Law.

James Carnicelli, Jr.

Jim is the Vice President of Construction for Belpointe's real estate division. Prior to joining Belpointe, Jim was the Co-Founder and President of The Gateway Development Group, Inc. ("Gateway"). Since 2006, Gateway has completed over $200 million in capital improvement projects, such as: high-end multi-family residential, medical and general office, retail, hospitality, and mixed-use projects. Jim was responsible for all operations of Gateway, including conceptual planning and project entitlements, design and architecture, financial analysis and budgeting, and full construction services. Prior to Gateway, Jim spent 12 years in ascending roles including Construction Manager, Project Manager and Project Executive with WCI Communities, Spectrum Skanska and Spectrum Communities. Jim's varying roles with this lifestyle community developer focused on construction operations and management of large and complex community developments. Jim holds a bachelor's degree in Civil and Environmental Engineering from Villanova University.

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Independent Board Members

Dean Drulias, Esq.

Mr. Drulias has been practicing private law in Westlake Village, California. Mr. Drulias formerly served as Director, Corporate Secretary and General Counsel of Fortune Natural Resources Corporation, a public oil and gas exploration and production services company that was listed on the American Stock Exchange. Mr. Drulias was also a stockholder and a practicing attorney at the law firm of Burris, Drulias & Gartenberg, where he specialized in the areas of energy, environmental and real property law. Mr. Drulias received his undergraduate degree from the University of California Berkley and has a Juris Doctor degree from Loyola Law School. Mr. Drulias is a member of the California and Texas State Bars. Mr. Drulias was selected as a director because of his senior executive officer and board service experience.

Timothy Oberweger

Mr. Oberweger has been a Vice President and Senior Business Development Officer at Stewart Title Commercial Services, a title insurance and settlement company providing services to the real estate and mortgage industries since October 2017. He has over 15 years of experience in the title insurance industry. Previously, from November 2015 to September 2017, Mr. Oberweger served as Managing Director & Counsel of First American Title Insurance Company. From September 2009 to November 2015, Mr. Oberweger served as Vice President & Counsel of Fidelity National Title Insurance Company and, from September 2005 to August 2009, as Counsel of First American Title Insurance Company. Mr. Oberweger served as chair of the Young Mortgage Bankers Association from August 2015 to December 2017, and since May 2010 has served on the Executive Board of Brooklyn Law School's Alumni Association. From May 1995 to May 1996, he served on the Alumni Board of Macalester College. Mr. Oberweger is currently and has been since March 2018 a member of National Multifamily Housing Council and, since January 2020, a member of Urban Land Institute, ULI and National Association for Industrial and Office Parks. Mr. Oberweger has also previously been a member of the Mortgage Bankers Association, MBA of New York, The International Council of Shopping Centers and served as an elected member of the Representative Town Meeting in Greenwich, Connecticut from September 2011 to December 2017. Mr. Oberweger holds a Juris Doctor from Brooklyn Law School and a Bachelor of Arts from Macalester College.

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Independent Board Members

Shawn Orser

Mr. Orser has been the President of Seaside Financial & Insurance Services, a San Diego, California based investment advisory firm. Mr. Orser began his career in finance supporting an Index Arbitrage desk at RBC Dominion Securities, then moved to Merrill Lynch where he worked on the trading desk for the Equity Linked Products Group. Thereafter, he then joined Titan Capital, a New York City based hedge fund where he traded equity derivatives, then worked as a proprietary trader for Remsemberg Capital trading equity and option strategies. Afterwards, he moved to the retail side of the investment management business with Northwestern Mutual, then later joined Seaside Financial & Insurance Services. Mr. Orser earned his Bachelor's Degree in Finance from Syracuse University. Mr. Orser was selected as a director because of his extensive investment and finance experience.

Ronald Young, Jr.

Mr. Young has been the President and Co-founder of Tri-State LED, a subsidiary of Revolution Lighting Technologies (NASDAQ: RVLT), which provides LED solutions to commercial, industrial and municipal organizations. Prior to 2010, Mr. Young was a managing director and co-founder of Belray Capital, a Greenwich, Connecticut based real estate and investment firm, which was later acquired by Belpointe. Mr. Young has also held several positions in the investment and financial industry with MAC Pension Inc., Strategies for Wealth Strategies (an agency of The Guardian Life Insurance Company of America), and AG Edwards & Sons Inc. (now Wells Fargo Advisors). Ron earned his undergraduate degree from the University of Connecticut. Mr. Young was selected as a director because of his extensive investment and real estate development experience.

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Executive Advisory Board Members

Sarah Broderick

Ms. Broderick is the Founder of FEAT Capital & Advisory, advising primarily female-led or growth stage companies on topics including financial and operational execution, executive leadership, organizational design and corporate cultural transformation. Prior to founding FEAT Capital & Advisory, Mrs. Broderick served as a director, senior executive, and financial expert across a range of organizations, and has 20 years of experience working with both large cap companies, as well as emerging tech and founder-led ventures. Most recently, Mrs. Broderick served as the Chief Operating Officer, CFO, and member of the Board of Directors of VICE Media. Prior to her role at VICE Media, Mrs. Broderick oversaw SEC Reporting and the global accounting operations for General Electric and served in senior financial leadership positions at NBC Universal, Endeavor and Deloitte. Mrs. Broderick holds a Masters degree and a Bachelor of Science degree in Accounting from the University of Connecticut, where she was also a four-year member and captain of the UConn Softball Team. Mrs. Broderick serves on the Board of Directors of the Girl Scouts of Connecticut and is heavily involved in fundraising for the University of Connecticut athletic department.

Patrick Brogan

Mr. Brogan is the President of BB Land Holdings, a private real estate investment company, and an Officer of the Black-Brogan Foundation, a family foundation focused on empowerment through education. Mr. Brogan's has extensive background in data networking, as he was an early employee at Breakaway Solutions, Blade Logic, Egenera, and Fuze. Over the years Mr. Brogan's role ranged from Engineering to Sales, to Investor, and ultimately Board of Directors. Mr. Brogan's extensive business background made him into an expert investor and advisor to early-stage businesses. Mr. Brogan holds a Bachelor's degree from Boston College.

Donald Cogsville

Mr. Cogsville is the Chief Executive Officer of The Cogsville Group, a New York-based private equity real estate investment firm founded in 2007. Since its inception, the firm has invested in $3 billion of commercial and residential real estate, representing over 4,000 assets in 49 states. Mr. Cogsville began his career as an attorney in the Structured Finance Group at Skadden, Arps, Slate, Meagher & Flom LLP. He then joined the Leveraged Finance Group at Merrill Lynch as an investment banker, and left Merrill Lynch to found RCM Saratoga Capital LLC, a boutique investment banking firm focused on generating value in the urban marketplace. Mr. Cogsville is Of Counsel with Akerman LLP, where his practice focuses on real estate development (specifically urban redevelopments, including opportunity zone projects), real estate financing, and real estate asset management. Additionally, Mr. Cogsville serves or has served on the Board of Marchex, Inc., the Board of Visitors of the University of North Carolina, The New York Urban League, Jazz at Lincoln Center, The Amsterdam News Editorial Board and founded the non-partisan voter registration initiative, Citizen Change. Mr. Cogsville holds a B.A. from the University of North Carolina at Chapel Hill and a J.D. from Rutgers University.

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Executive Advisory Board Members

Daniel Kowalski

Mr. Kowalski is the owner of Wizard of OZ, a bespoke consultancy focused on helping companies utilize Opportunity Zones to grow their businesses while helping the surrounding community to grow and thrive. Previously, Mr. Kowalski was Counselor to the Secretary at the U.S. Treasury Department from 2017 until January of 2021. Mr. Kowalski was the Treasury official responsible for policy development of the regulations, forms, and instructions required to implement Opportunity Zones. He worked with Treasury and IRS staff as well as public- and private-sector stakeholders to provide as much flexibility for the use of the incentive consistent with the four corners of the statute. Mr. Kowalski has been a featured speaker at over 70 Opportunity Zone events in 30 cities in 20 states and Puerto Rico. He was named a "Top 25 OZ Influencer" in both 2019 and 2020 by Opportunity Zone Magazine. He is also a recipient of the Alexander Hamilton Award, the highest Treasury honor for employees whose performance and leadership demonstrate the highest standards of dedication to public service and the Treasury Department.

Prior to Treasury, Mr. Kowalski was Deputy Staff Director of the Senate Budget Committee. He also served as the Director of Budget Review for the House Budget Committee. He started in Washington with the Congressional Budget Office (CBO) as a Principal Analyst in the unit responsible for preparing CBO's baseline budget projections. In state government, Mr. Kowalski worked as Director of the Legislative Budget Office for the Missouri General Assembly, and as the senior individual income tax analyst with the Finance Committee for the New York State Senate. He started his career as a management analyst for the Deputy Commissioner for Audit in the New York City Department of Finance. Mr. Kowalski holds a Master of Public Policy degree from Harvard's Kennedy School and a Bachelor of Arts from St. John's College in Annapolis, Maryland.

Stephen Soler

Mr. Soler is the Managing Director of Stockbridge Realty Advisors, LLC, where he oversees underwriting, financing, and project management for real estate investments, including assisting Societe Generale with various real estate related matters including developing risk management protocols. Over the past 30 years, Mr. Soler has held senior positions at both real estate investment companies as well as commercial banks focused on commercial real estate financing, where he has overseen more than $15 Billion of commercial real estate transactions covering all asset classes and real estate sectors. Prior to Stockbridge Realty Advisors, LLC, Mr. Soler held the position of Managing Director at Societe Generale and was part of the credit assessment team focused on risk management. Mr. Soler is an Adjunct Professor at the NYU Schack Institute of Real Estate where he has taught for more than fifteen years in the Master of Real Estate Program with a focus on Entrepreneurship and Sustainable Development. Mr. Soler graduated from the University of Massachusetts at Amherst with a degree in economics, and he attended the Harvard Graduate School of Design. He has served as a member of the Economics Department Advisory Board at the University of Massachusetts, the Board of the YMCA of Greenwich, and on several Town of Greenwich Boards and Advisory Committees.

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Executive Advisory Board Members

Fred Stoleru

Mr. Stoleru is a Principal with Blackburn Point Realty, the real estate affiliate of Hepco Capital Management, LLC, a private investment firm that seeks to make controlled investments in diverse business sectors, particularly real estate, middle market private operating companies, and energy and financial companies. Prior to Blackburn, Mr. Stoleru was the President and Chief Executive Officer of Atlas Resources LLC and Vice President of the general partner of Atlas Growth Partners, L.P., which owns and operates natural gas drilling partnerships. In addition to experience at Atlas, Mr. Stoleru has a considerable professional experience that includes serving as Vice President of Business Development at Resource Financial Institutions Group, Inc., a Principal of NPV/Direct Invest, an Associate at the Capital Transactions Group of the Shorenstein Company, and an Investment Banking Associate with JP Morgan Investment Management. Mr. Stoleru received a Masters of Business Administration degree from Georgetown University and a Bachelor of Science degree in business from the University of Delaware.

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Important Information and Qualifications

Belpointe PREP, LLC ("Belpointe OZ") has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission ("SEC") for the offer and sale of up to $750,000,000 of Class A units representing limited liability interests in Belpointe OZ. You should read Belpointe OZ's most recent prospectus and the other documents that it has filed with the SEC for more complete information about Belpointe OZ and the offering.

Investing in Belpointe OZ's Class A units involves a high degree of risk, including a complete loss of investment. Prior to making an investment decision, you should carefully consider Belpointe OZ's investment objectives and strategy, risk factors, fees and expenses and any tax consequences that may results from an investment in Belpointe OZ's Class A units. To view Belpointe OZ's most recent prospectus containing this and other important information visit ww.sec.gov or www.belpointeoz.com. Alternatively, you may request Belpointe OZ send you the prospectus by calling (203) 883-1944 or emailing claidlaw@belpointe.com. Read the prospectus in its entirety before making an investment decision.

This communication may not be distributed in any jurisdiction where it is unlawful to do so. Nothing in this communication is or should be construed as an offer to sell or solicitation of an offer to buy Belpointe OZ's Class A units in any jurisdiction where it is unlawful to do so.

Neither Belpointe OZ nor any of its affiliates provide investment or tax advice and do not represent in any manner that the outcomes described in this communication will result in any particular tax consequence. Prospective investors should consult their own investment and tax advisers concerning the U.S. federal, state and local income tax consequences, as well as any tax consequences under the laws of any other taxing jurisdiction, in relation to their personal tax circumstances, which may vary for prospective investors in different tax situations.

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which reflect the current views of Belpointe PREP with respect to, among other things, our future results of operations and financial performance. Estimates, projections and other forward-looking statements can typically be identified by words and phrases such as "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "seek," "should," "will," "would," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target" or the negative of such words and other comparable terminology. However, the absence of these words does not mean that a statement is not forward-looking. Any forward-looking statement expressing an expectation or belief as to future events is expressed in good faith and believed to be reasonable at the time such forward-looking statement was made. However, these statements are not guarantees of future events and involve risks, uncertainties and other factors beyond Belpointe OZ's control. Therefore, we caution you against relying on any forward-looking statements. Actual outcomes and results may differ materially from what is expressed in any forward-looking statement. Except as required by applicable law, including federal securities laws, Belpointe OZ does not intend to update any forward-looking statements to conform them to actual results or revised expectations.

AvalonBay® is a registered trademark of AvalonBay Communities, Inc., which is not affiliated with Belpointe OZ.

©2021 Belpointe PREP, LLC. All rights reserved.

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Investor Relations contact:
Cody Laidlaw
claidlaw@belpointe.com

Headquarters:
255 Glenville Road
Greenwich, CT 06831
(203) 883-1944

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